                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                AMENDMENT NO. 1

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          U.S. FRANCHISE SYSTEMS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  902 956 30 9
           --------------------------------------------------------
                                 (CUSIP Number)

                               Harold S. Handelsman
                             Meridian Associates, L.P.
                            200 West Monroe, Suite 3800
                                 Chicago, IL 60606
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                September 29, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  2 of 24 Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Meridian Associates, L.P.
-------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          2,099,775
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             0
   OWNED BY     --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              0
                --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          3,609,228
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,609,228
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  3 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             HSA Properties, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          22,447
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             0
   OWNED BY     --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              0
                --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          22,447
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,447
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             less than 1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  4 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SDI, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Nevada
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          0
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             0
   OWNED BY     --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING               0
 PERSON WITH    --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  5 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             USFS Acquisition Co.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             AF
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          0
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
  BENEFICIALLY            0
    OWNED BY    --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH            0
                --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          4,501,675
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,501,675
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D


 CUSIP No. 902 956 30 9                                 Page  6 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael A. Leven
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          551,470
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES                1,832,560
 BENEFICIALLY   --------------------------------------------------
   OWNED BY
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              351,470
                --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          200,000
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,384,030
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.7%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  7 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Andrea Leven
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          0
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             1,003,833
   OWNED BY     --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              803,833
                --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          200,000
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,003,833
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.5%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  8 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jonathan Leven
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          389,885
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             0
   OWNED BY     --------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
  REPORTING               233,218
 PERSON WITH    --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          156,667
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             389,885
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 902 956 30 9                                 Page  9 of 24  Pages


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert Leven
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          390,385
                --------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY   --------------------------------------------------
   OWNED BY      9   SOLE DISPOSITIVE POWER
     EACH
  REPORTING               233,718
 PERSON WITH    --------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          156,667
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,385
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

SCHEDULE 13D

 CUSIP No. 902 956 30 9
                                                      Page  10 of 24  Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Adam Leven
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          334,601
                ----------------------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY       9   SOLE DISPOSITIVE POWER
    EACH
  REPORTING               177,935
 PERSON WITH    ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          156,666
                ----------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             334,601
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No. 902 956 30 9
                                                      Page  11 of 24  Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SDI-Franchise Investor, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          0
                ----------------------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY             0
  OWNED BY      ----------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              0
                ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          0
                ----------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No. 902 956 30 9
                                                      Page  12 of 24  Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             HT-Franchise Investment Group LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /


--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                          0
                ----------------------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY             0
  OWNED BY      ----------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH              0
                ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          0
                ----------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of U.S. Franchise Systems, Inc., a Delaware corporation ("USFS"), which has its principal executive office at 13 Corporate Square, Suite 250, Atlanta, GA 30329. Some of the Reporting Entities are holders of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which is convertible at any time into Class A Common Stock. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock".

        This Schedule 13D amends the Schedule 13D filed by the Reporting Entities on September 28, 2000.

ITEM 2. IDENTITY AND BACKGROUND

        Meridian Associates, L.P., an Illinois limited partnership ("Meridian"), SDI, Inc., a Nevada corporation ("SDI"), USFS Acquisition Co., a Delaware corporation ("Newco"), HSA Properties, Inc., a Delaware corporation ("HSA"), SDI-Franchise Investor, Inc., a Nevada corporation ("SDI-Franchise") and HT-Franchise Investment Group LLC, a Delaware limited liability company ("HT-Franchise") were each formed solely for the purposes of holding interests in other entities. Michael A. Leven, Andrea Leven, Jonathan Leven, Robert Leven and Adam Leven (collectively, the "Leven Stockholders") are holders of Common Stock. The Leven Stockholders,
Meridian, SDI, Newco, HSA, SDI-Franchise and HT-Franchise shall hereinafter be referred to individually as a "Reporting Entity," and collectively as the "Reporting Entities". Each of the individuals listed below is a U.S. citizen.

              The business address and principal office address of Meridian and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Meridian Investments, Inc. is the general partner of Meridian and is a Delaware corporation. Its executive officers include: (i) Nicholas J. Pritzker, President, (ii) Thomas
              J. Pritzker, Vice President and Secretary, (iii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iv) John Kevin Poorman, Vice President, and (v) Harold S. Handelsman, Vice President. Meridian Investments, Inc.'s board of directors consists of Nicholas J. Pritzker, Thomas J. Pritzker and Glen Miller.

              The business address and principal office address of SDI and, unless otherwise indicated, of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Thomas J. Pritzker, President, (ii) Harold
              S. Handelsman, Vice President, Secretary and Treasurer, (iii) Paul
              A. Bible, Vice President, having a business address at 201 West Liberty Street, Suite 300, Reno, Nevada 89501, and (iv) Kirk Rose, Vice President. SDI's board of directors consists of Thomas J. Pritzker, Harold S. Handlesman and Paul A. Bible.

              The business address and principal office address of HSA and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its Executive

              Officers include: Nicholas J. Pritzker, President, (ii) Glen Miller, Vice President, Treasurer and Assistant Secretary,
              (iii) Thomas J. Pritzker, Vice President and Secretary,
              (iv) John Kevin Poorman, Vice President and (v) Harold S. Handelsman, Vice President. HSA's board of directors consists of Nicholas J. Pritzker, Glen Miller, Thomas J. Pritzker, and John Kevin Poorman.

              The business address and principal office address of Newco and of persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Douglas Geoga, President, (ii) Harold S. Handelsman, Vice President and Secretary and (iii) Glen Miller, Vice President and Treasurer. Newco's board of directors consists of Harold S. Handelsman, Douglas Geoga and Glen Miller.

              The business address and principal office address of SDI-Franchise and, unless otherwise indicated, of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Douglas Geoga, President, (ii) Mark Hoplamazian, Vice President and Treasurer, (iii) Paul A. Bible, Vice President and Secretary, having a business address at 201 West Liberty Street, Suite 300, Reno, Nevada 89501, and (iv) Kirk Rose, Vice President. SDI-Franchise's board of directors consists of Douglas Geoga, Mark Hoplamazian and Paul A. Bible.

              HT-Franchise is managed and controlled by its sole member, SDI-Franchise.

              Michael A. Leven is a U.S. citizen. He is principally employed as Chairman, President and Chief Executive Officer of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329. He is also a director of USFS.

              Andrea Leven is a U.S. citizen and resides at 1142 Brookhaven Row, Atlanta, Georgia 30319.

              Jonathan Leven is a U.S. citizen. He is principally employed as Senior Vice President, Marketing of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329.

              Robert Leven is a U.S. citizen. He is principally employed as Vice President of Hodges Ward Elliot located at The Lenox Building, 12th Floor, 3399 Peachtree Road NE, Atlanta, Georgia 30326.

              Adam Leven is a U.S. citizen. He is principally employed as a Graduate Teaching Assistant at University of Georgia, Department of Classics located at Park Hall, Athens, Georgia 30602.

        During the last five years, none of the Reporting Entities, the general partner of Meridian or, to the knowledge of the Reporting Entities, the executive officers or directors of SDI, HSA SDI-Franchise or the general partner of Meridian has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Entities may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock of USFS to which this Schedule 13D relates.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to the Acquisition Agreement, as described more fully below, SDI is required to provide to Newco the necessary funds in order for Newco to consummate the tender offer as contemplated in the Acquisition Agreement.
SDI will fulfill this obligation by making funds available through one or more affiliates or intermediaries, to HT-Franchise, which will use those funds to purchase 17,161,531 shares of Newco's common stock for a total purchase price of $85,807,655.00.

ITEM 4. PURPOSE OF TRANSACTION

        Termination of the Recapitalization Agreement. On June 2, 2000 SDI, HSA and Meridian entered into a Recapitalization Agreement with USFS (the "Recapitalization Agreement") pursuant to which USFS was to commence a tender offer to purchase up to an aggregate of 8,666,666 but not less than 3,000,000, shares of Common Stock and SDI was to purchase 75,000 shares of preferred stock of USFS for an aggregate of $75,000,000. By mutual agreement, the Recapitalization Agreement has been terminated.

        Execution of the Acquisition Agreement. On September 18, 2000, SDI, HSA, Newco and Meridian entered into an Acquisition Agreement with USFS (the "Acquisition Agreement"), pursuant to which Newco has agreed to commence a tender offer to purchase all of the outstanding Common Stock of USFS for $5.00 per share (the "Offer"), subject to the condition that there be tendered and not withdrawn the number of shares of Common Stock that, together with the shares of Common Stock owned by Meridian, HSA and their affiliates, represents a majority of the outstanding shares of Common Stock (the "Minimum Condition"). Upon satisfaction of the Minimum Condition, and subject to receipt of any required stockholder approval, the Reporting Entities expect Newco to merge into USFS. Upon consummation of the merger, the shareholders who elected not to accept the Offer will receive $5.00 for their shares of Common Stock, subject to dissenter's rights properly exercised under Delaware law, and USFS will become a privately held company, owned by the Reporting Entities.

        In connection with the Acquisition Agreement, the following agreements were simultaneously executed:

        (a) an Exchange Agreement by and among Newco, Meridian, HSA and the Leven Stockholders (the "Exchange Agreement"), which provides that if Newco purchases a number of shares of Common Stock that would satisfy the Minimum Condition,

              Meridian, HSA and the Leven Stockholders will exchange an aggregate of 2,992,222 shares of Common Stock for an equal number of shares of common stock in Newco; and

        (b) an Agreement by and among Newco, Meridian and Neal Aronson (the "Aronson Agreement"), pursuant to which Neal Aronson agreed tender and not withdraw all of his shares of Common Stock other than 589,865 restricted shares, to Newco prior to the expiration date of the Offer.

        The Reporting Entities acquired beneficial ownership of the Common Stock held by Neal Aronson because, pursuant to the terms of the Aronson Agreement, Newco and Meridian share investment power with respect to such shares. The complete text of the Acquisition Agreement and all of the documents to which USFS is a party to in connection therewith have been attached as an exhibit to the Current Report on Form 8-K filed by USFS on September 20, 2000 and are hereby incorporated herein by reference.

        Changes to the Board of Directors. The Board of Directors of USFS, upon consummation of the merger of Newco into USFS will be the members of the Board of Directors of Newco immediately prior to the merger. Those people will be Harold S. Handelsman, Douglas Geoga, Glen Miller and Michael A. Leven. Immediately following the merger, Newco expects it will add Steven Romaniello to the board of directors.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER

              All information regarding beneficial ownership was provided by USFS.

        (a) Aggregate Amount Beneficially Owned and Percentage of Outstanding Common Stock:

              The aggregate number of shares of Common Stock owned beneficially by the Reporting Entities is 7,019,569 representing 35% of the outstanding Common Stock, broken down as follows: (i) 3,609,228 shares of Common Stock, of which 2,099,775 shares of Class A Common Stock Meridian shares investment power with Newco pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock Meridian shares investment power with Newco and Neal Aronson pursuant to the Aronson Agreement; (ii) 22,447 shares of Class A Common Stock held by HSA, all of which HSA shares investment power with Newco pursuant to the Exchange Agreement, (iii) 2,384,030 shares of Common Stock, of which 351,470 shares of Class B Common Stock Michael A. Leven solely holds, 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock Michael A. Leven shares voting power with Andrea Leven, 111,347 shares of Class A Common Stock and 311,007 shares of Class B Common Stock Michael A. Leven shares voting power with Neal Aronson, 406,373 shares of Class A Common Stock Michael A. Leven shares voting power with other members of USFS management, and 123,805 shares of Class A Common Stock and 76,195 shares of Class B Common Stock Michael A. Leven shares investment power with Newco pursuant to the Exchange

              Agreement, (iv) 1,003,833 shares of Common Stock, of which 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock Andrea Leven shares voting power with Michael A. Leven, and 200,000 shares of Class A Common Stock Andrea Leven shares investment power with Newco pursuant to the Exchange Agreement, (v) 389,885 shares of Class A Common Stock, of which 231,718 shares Jonathan Leven solely holds, 1500 shares Jonathan Leven has the right to acquire upon the exercise of options, and 156,667 shares Jonathan Leven shares investment power with Newco pursuant to the Exchange Agreement, (vi) 390,385 shares of Class A Common Stock, of which 231,718 shares Robert Leven solely holds, 2000 shares Robert Leven has the right to acquire upon the exercise of options, and 156,667 shares Robert Leven shares investment power with Newco pursuant to the Exchange Agreement,
              (vii) 334,601 shares of Class A Common Stock, of which 177,935 shares Adam Leven solely holds, and 156,666 shares Adam Leven shares investment power with Newco pursuant to the Exchange Agreement, and (viii) 4,501,675 shares of Common Stock, of which 2,916,027 shares of Class A Common Stock Newco shares investment power with Meridian, HSA and the Leven Stockholders pursuant to the Exchange Agreement, 76,195 shares of Class B Common Stock Newco shares investment power with Michael A. Leven pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock Newco shares investment power with Neal Aronson and Meridian pursuant to the Aronson Agreement. SDI, SDI-Franchise and HT-Franchise do not have beneficial ownership of any Common Stock.

        (b) Number of shares of Common Stock as to which Reporting Entities hold:

              With respect to Meridian:
              (i) Sole power to vote or to direct the vote - 2,099,775 shares of Class A Common Stock;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or direct the disposition - 0;
              (iv) Shared power to dispose or direct the disposition - 2,099,775 shares of Class A Common Stock held by Meridian, which Meridian shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock which Meridian shares the power to dispose or direct the disposition with Newco and Neal Aronson pursuant to the Aronson Agreement.

              With respect to HSA:
              (i) Sole power to vote or to direct the vote - 22,447 shares of Class A Common Stock;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or direct the disposition - 0;
              (iv) Shared power to dispose or direct the disposition - 22,447 shares of Class A Common Stock held by HSA, which HSA shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to Newco:
              (i)    Sole power to vote or to direct the vote - 0;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or to direct the disposition - 0;
              (iv) Shared power to dispose or to direct the disposition - 2,916,027 shares of Class A Common Stock which Newco shares investment power with Meridian, HSA and the Leven Stockholders pursuant to the Exchange Agreement, 76,195 shares of Class B Common Stock which Newco shares investment power with Michael A. Leven pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock which Newco shares investment power with Neal Aronson and Meridian pursuant to the Aronson Agreement.

              With respect to Michael A. Leven:
              (i) Sole power to vote or direct the vote - 123,805 shares of Class A Common Stock and 427,665 shares of Class B Common Stock;
              (ii) Shared power to vote or direct the vote - 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock which Michael A. Leven shares voting power with Andrea Leven, 111,347 shares of Class A Common Stock and 311,007 shares of Class B Common Stock which Michael A. Leven shares voting power with Neal Aronson, and 406,373 shares of Class A Common Stock which Michael A. Leven shares voting power with other members of USFS management
              (iii) Sole power to dispose or direct the disposition - 351,470 shares of Class B Common Stock;
              (iv) Shared power to dispose or direct the disposition - 123,805 shares of Class A Common Stock and 76,195 shares of Class B Common Stock which Michael A. Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to Andrea Leven:
              (i)    Sole power to vote or direct the vote - 0;
              (ii) Shared power to vote or direct the vote - 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock which Andrea Leven shares voting power with Michael
                     A. Leven;
              (iii) Sole power to dispose or direct the disposition - 33,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock;
              (iv) Shared power to dispose or direct the disposition - 200,000 shares of Class A Common Stock which Andrea Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to Jonathan Leven:
              (i) Sole power to vote or direct the vote - 388,385 shares of Class A Common Stock and 1500 shares of Class A Common Stock which Jonathan Leven has the right to acquire upon the exercise of options;
              (ii)   Shared power to vote or direct the vote - 0;

              (iii) Sole power to dispose or direct the disposition - 231,718 shares of Class A Common Stock and 1500 shares of Class A Common Stock which Jonathan Leven has the right to acquire upon the exercise of options;
              (iv) Shared power to dispose or direct the disposition - 156,667 shares of Class A Common Stock which Jonathan Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to Robert Leven:
              (i) Sole power to vote or direct the vote - 388,385 shares of Class A Common Stock and 2000 shares of Class A Common Stock which Robert Leven has the right to acquire upon the exercise of options;
              (ii)   Shared power to vote or direct the vote - 0;
              (iii) Sole power to dispose or direct the disposition - 231,718 shares of Class A Common Stock and 2000 shares of Class A Common Stock which Robert Leven has the right to acquire upon the exercise of options;
              (iv) Shared power to dispose or direct the disposition - 156,667 shares of Class A Common Stock which Robert Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to Adam Leven:
              (i) Sole power to vote or direct the vote - 334,601 shares of Class A Common Stock;
              (ii)   Shared power to vote or direct the vote - 0;
              (iii) Sole power to dispose or direct the disposition - 177,935 shares of Class A Common Stock;
              (iv) Shared power to dispose or direct the disposition - 156,666 shares of Class A Common Stock which Adam Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

              With respect to SDI:
              (i)    Sole power to vote or to direct the vote - 0;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or direct the disposition - 0;
              (iv)   Shared power to dispose or direct the disposition - 0.

              With respect to SDI-Franchise:
              (i)    Sole power to vote or to direct the vote - 0;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or direct the disposition - 0;
              (iv)   Shared power to dispose or direct the disposition - 0.

              With respect to HT-Franchise:
              (i)    Sole power to vote or to direct the vote - 0;
              (ii)   Shared power to vote or to direct the vote - 0;
              (iii)  Sole power to dispose or direct the disposition - 0;
              (iv)   Shared power to dispose or direct the disposition - 0.

        (c)   Transactions in the previous 60 days.

              Over the course of the last 15 months, Jonathan Leven has borrowed approximately $46,000 on margin form the account in which he holds his shares of USFS Common Stock. On September 26, 2000, Jonathan Leven paid off any such loans plus interest in full.

              Except as noted above, the Reporting Entities have not, and to the best knowledge of each of the Reporting Entities, none of the general partner of Meridian or the executive officers or directors listed in Item 1 hereto, has effected any transactions in the shares of Common Stock during the past 60 days.

        (d) Any other person known to have the right to receive or the power to direct dividends.

              None.

        (e) Date on which the reporting person(s) ceased to be a beneficial owner of more than five percent of the class of securities.

              Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See the information in Item 4, which is incorporated into this Item 6.

        Stockholders Agreement. In connection with the execution of the Acquisition Agreement and the Exchange Agreement, Meridian, HSA and the Leven Stockholders agreed to enter into a Stockholders Agreement with respect to the shares of common stock in Newco they purported to own upon satisfaction of the Minimum Condition and consummation of the Exchange Agreement ("Stockholders Agreement"). HT-Franchise will execute the Stockholders Agreement in place of SDI. The Stockholders Agreement provides for various rights and restrictions, including transfer restrictions with respect to their shares, a right of first offer, tag-along rights, co-sale rights, restrictions on the pledging of shares, put-option rights, call-option obligations and an agreement to cause the board of directors to elect Michael A. Leven to the Newco Board of Directors. The complete text of the Stockholders Agreement is attached as an appendix to the Exchange Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1     Written agreement regarding joint filing pursuant to Rule 13d-1(k).

Exhibit 2 Acquisition Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 9/20/00.


                                                                  Page 20 of 24


Exhibit 3 Exchange Agreement incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of USFS filed 9/20/00.

Exhibit 4 Aronson Agreement incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of USFS filed 9/20/00.

Signature

        After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 2, 2000

MERIDIAN ASSOCIATES, L.P.

By: MERIDIAN INVESTMENT, INC.,
    ITS GENERAL PARTNER


By: /s/ Harold S. Handelsman
    ------------------------------
Its:    Vice President


Dated:  October 2, 2000

SDI, INC.


By: /s/ Harold S. Handelsman
    ------------------------------
Its:    Vice President


Dated:  October 2, 2000

HSA PROPERTIES, INC.

By: /s/ Harold S. Handelsman
    ------------------------------
Its:    Vice President


Dated:  October 2, 2000

USFS ACQUISITION CO.

By: /s/ Douglas Geoga
    ------------------------------
Its:    President

Dated:  October 2, 2000

SDI-FRANCHISE INVESTOR, INC.

By: /s/ Douglas Geoga
    ------------------------------
Its:    President


Dated:  October 2, 2000

HT-FRANCHISE INVESTMENT GROUP LLC

By: SDI-FRANCHISE INVESTOR, INC.,
ITS SOLE MEMBER

By: /s/ Douglas Geoga
    ------------------------------
Its:    President


Dated:  October 2, 2000

Michael A. Leven

/s/ Michael A. Leven
---------------------------


Dated:  October 2, 2000

Andrea Leven

/s/ Andrea Leven
---------------------------

Dated:  October 2, 2000

Jonathan Leven

/s/ Jonathan Leven
---------------------------

Dated:  October 2, 2000

Robert Leven

/s/ Robert Leven
---------------------------


Dated:  October 2, 2000

Adam Leven

/s/ Adam Leven
---------------------------